Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES FINAL RESULTS OF TENDER OFFERS

(Newbury, Berkshire — England) — March 29, 2021 — Vodafone Group Plc (“Vodafone” or the “Company”) announced today the results of its previously announced 10 concurrent, but separate, offers to purchase for cash any and all of the outstanding series of notes listed in the table below (collectively, the “Notes”), which were made upon the terms of and subject to the conditions in the offer to purchase dated March 19, 2021 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery,” and together with the Offer to Purchase, the “Tender Offer Documents”). The Company’s obligation to complete an Offer with respect to a particular series of Notes was conditioned on the aggregate Purchase Price Consideration for the Offers (excluding the applicable Accrued interest), after taking into account Notes of each series accepted for purchase with a higher Acceptance Priority Level, not exceeding €4,000,000,000 (or the as-converted equivalent, if applicable, as converted on the basis set forth in the Offer to Purchase) (the “Cash Cap”), subject to the provisions set forth in the Offer to Purchase (the “Maximum Purchase Price Condition”).

The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” The Notes denominated in U.S. dollars are referred to herein as “Dollar Notes” and the Notes denominated in Euros are referred to herein as “Euro Notes.” Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

The Offers expired at 5:00 p.m., New York City time, on March 26, 2021 (the “Expiration Time”). Because the Maximum Purchase Price Condition has been satisfied with respect to each Offer, all Notes validly tendered and not validly withdrawn pursuant to the Offers have been accepted for purchase, and will be paid for, by the Company. The FX Rate (as defined in the Offer to Purchase) used for purposes of determining whether the Maximum Purchase Price Consideration Condition was satisfied for any Offer was determined at the Price Determination Time (as defined in the Offer to Purchase) to be $1.1788 per €1.00.

The following table sets forth the aggregate principal amount of Notes validly tendered at or prior to the Expiration Time and not validly withdrawn, according to information provided by D.F. King Ltd., the Information and Tender Agent for the Offers:

Acceptance Priority Level	Title of Security	CUSIP / ISIN	Principal Amount Previously Outstanding	Principal Amount Tendered(1)	All Validly Tendered Notes Accepted?	Principal Amount Remaining Outstanding(2)	Purchase Price Consideration(3)
1	3.750 % Notes due January 2024	92857WBH2 / US92857WBH25	$2,000,000,000	$1,229,676,000	Yes	$770,324,000	$1,087.07
2	1.750 % Notes due August 2023	N/A / XS1372838679	€1,250,000,000	€370,889,000	Yes	€879,111,000	€1,050.83
3	4.65 % Notes due January 2022	N/A / XS0479869744	€1,250,000,000	€182,563,000	Yes	€1,067,437,000	€1,041.54
4	Floating Rate Notes due January 2024	92857WBN9 / US92857WBN92	$1,000,000,000	$511,016,000	Yes	$488,984,000	$1,022.00
5	5.375 % Notes due June 2022	N/A / XS0304458051	€500,000,000	€90,384,000	Yes	€409,616,000	€1,069.46
6	0.500 % Notes due January 2024	N/A / XS1499604905	€750,000,000	€218,782,000	Yes	€531,218,000	€1,021.39
7	0.375 % Notes due November 2021	N/A / XS1574681620	€1,000,000,000	€524,760,000	Yes	€475,240,000	€1,005.38
8	1.250 % Notes due August 2021	N/A / XS1372838240	€751,639,000	€145,557,000	Yes	€606,082,000	€1,006.92
9	2.950 % Notes due February 2023	92857WBC3 / US92857WBC38	$897,402,000	$274,485,000	Yes	$622,917,000	$1,050.05
10	2.50 % Notes due September 2022	92857WAZ3 / US92857WAZ32	$603,476,000	$128,480,000	Yes	$474,996,000	$1,032.86

(1)             The principal amounts of Notes listed in the table above include the following aggregate principal amounts of Notes that were tendered pursuant to the Guaranteed Delivery Procedures, the acceptance of which remains subject to the valid delivery at or prior to 5:00 p.m., New York City time, on March 30, 2021 (the “Guaranteed Delivery Date”) of such Notes, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase: (i) $39,091,000 aggregate principal amount of the 3.750% Notes due January 2024, (ii) $1,228,000 aggregate principal amount of the 2.950% Notes due February 2023 and (iii) $464,000 aggregate principal amount of the 2.50% Notes due September 2022.

(2)             The principal amounts of Notes remaining outstanding listed in the table above assumes that Notes tendered pursuant to the Guaranteed Delivery Procedures will be validly tendered at or prior to the Guaranteed Delivery Date and accepted for purchase pursuant to the Offers.

(3)             Per $1,000 or €1,000, as applicable, in principal amount of each series of Notes validly tendered at or prior to the Expiration Time or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, not validly withdrawn and accepted for purchase.

In addition to the applicable Purchase Price Consideration, Holders whose Notes are accepted for purchase will be paid the applicable Accrued Interest. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

In respect of accepted Notes that were delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the second business day after the Expiration Time, March 30, 2021. In respect of accepted Notes that are delivered pursuant to the Guaranteed Delivery Procedures, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Guaranteed Delivery Date, March 31, 2021.

For additional information, please contact the Dealer Managers, HSBC Bank plc at +1 888 HSBC 4LM (toll free), +1 (212) 525 5552 or +44 20 7992 6237 (in London), or by email at liability.management@hsbcib.com, Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email at dg.lm-emea@bofa.com, to MUFG Securities EMEA plc at +1 (877) 744-4532 (toll free), +1 (212) 405-7481 or +44 20 7577 4218 (in London) or by email at DCM-LM@int.sc.mufg.jp, to NatWest Markets Plc at +1 (866) 884-2071 (toll free), +1 (203) 897 6166 or +44 20 7678 5222 (in London) or by email at liabilitymanagement@natwestmarkets.com and to RBC Capital Markets, LLC / RBC Europe Limited at +1 (877) 381-2099 (toll free), +1 (212) 618-7843 or +44 20 7029 7063 (in London) or by email at liability.management@rbccm.com or the Information and Tender Agent, D.F. King Ltd., at +44 20 7920 9700 (London), +1 (212) 269-5550 (New York City) or +1 (877) 732-3614 (New York City toll-free), or by email at vodafone@dfkingltd.com.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MAR”), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Rosemary Martin, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offer, this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, and neither this announcement, the Offer to Purchase nor any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors (investisseurs qualifiés) within the meaning ascribed to them in, and in accordance with, Article 2(e) of the Regulation (EU) 2017/1129. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Offer to Purchase nor any other brochure, document or material related thereto have been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). In Belgium, the Offers do not constitute public offerings within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (loi relative aux offres publiques d’acquisition/wet op de openbare overnamebiedingen), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed, directly or indirectly, to any person located and/or resident within Belgium, other than those who qualify as qualified investors (investisseurs qualifiés/qekwalificeerde beleggers), within the meaning of Article 2, e), of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC acting on their own account. Accordingly, the information contained in this Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose, including for any offering in Belgium, except as may otherwise be permitted by law, and shall not be disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.